UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition of Flower Crown Holding

On December 21, 2020, KBS Fashion Group Limited (“KBS” or the “Company”) closed a share exchange agreement (the “Share Exchange Agreement”) with Flower Crown Holding (“Flower”), a Cayman Islands company and Flower’s shareholders, pursuant to which the Company acquired from Flower’s shareholders all of the issued and outstanding capital of Flower in exchange for the issuance of an aggregate of 259,130 shares of the Company’s common stock to Flower’s shareholders. Upon the closing of this transaction (the “Share Exchange”), Flower became a wholly-owned subsidiary of the Company.

Effective upon the closing of the Share Exchange, Zhen Hong Wei resigned as a member of the Board. Zhen Hong Wei’s resignation did not arise from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board appointed three new directors: Li Hui Dan, who will also serve as Co-Chairman of the Board, Ms. Lei Sun, and Yu Chuan Bin, increasing the size of the Board from seven (7) to nine (9). Each new director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

Ms. Sun Lei, age 37, is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Li Hui Dan (李会丹)，age 39, is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Yu Chuan Bin, age 60, was the former deputy general of the Tai Hu Xian (An Hui Province) Tax Bureau. He has vast knowledge in connection with taxation of the People’s Republic of China. Mr. Yu was a graduate of An Hui University. The Board has determined that Mr. Yu Chuan Bin will serve as an independent director within the meaning of Rule 5605(a)(2) of The Nasdaq Stock Market, Inc.

Effective upon the closing of the Share Exchange, Mr. Keyan Yan resigned from his position of Chief Executive Officer but will continue to serve as Co-Chairman of the Board, a director and interim Chief Financial Officer. Upon the resignation of Keyan Yan as the Chief Executive Officer, the Board appointed Ms. Lei Sun, the largest shareholder of Flower, as Chief Executive Officer of the Company.

Concurrently with the closing of the Share Exchange, the Company entered into a stock purchase agreement with Ms. Lei Sun (the “Stock Purchase Agreement”), under which Ms. Sun acquired an aggregate of 233,217 shares of the Company (the “Purchased Shares”) in exchange for making payments on behalf of the Company for all “Public Company Expenses” (as defined in the stock purchase agreement) for the next two years, in the amount of no less than $600,000 and no more than $700,000. Pursuant to the term of the Stock Purchase Agreement, the Company and Ms. Sun agreed that the Purchased Shares will be held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement. As long as Ms. Sun complies with her obligations under the Stock Purchase Agreement, a portion of the Purchased Shares will be released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. The Company has the right to cancel an unvested portion of the Purchased Shares if the payment of any Public Company Expense set forth in the Stock Purchase Agreement is overdue for more than 30 days.

Exhibits

Exhibit No.	Description
10.1	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020
10.2	Stock Purchase Agreement, by and between KBS Fashion Group Limited and Sun Lei, dated December 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2020	KBS Fashion Group Limited

	By:	/s/ Keyan Yan
Keyan Yan Chief Executive Officer and Interim Chief Financial Officer

3